EXHIBIT 99.32
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 17, 2003

VIKING ENERGY ROYALTY TRUST UPDATE
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CALGARY, NOVEMBER 17, 2003 - (VKR.UN) Viking Energy Royalty Trust ("Viking")
announces that there are no material changes in the affairs of the Company to report.

Viking will issue a news release on Wednesday, November 19, 2003 detailing third quarter results and announcing November's distribution payable December 15, 2003. Also on Wednesday, Viking will host a conference call and Webcast for interested analysts, brokers, investors and media representatives to review the third quarter at 2:30 p.m. Mountain Standard time (4:30 p.m. Eastern Standard
Time).

Viking Energy Royalty Trust 3rd Quarter Results Conference Call: Toll-Free across North America: 1-800-796-7558 Within Toronto and area: 416-640-4127

A recorded playback of the call will also be made available until December 3, 2003: Toll-Free across North America: 1-877-289-8525, passcode 21026894# Within Toronto and area: 416-640-1917, passcode 21026894#

To access webcast:
http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=693440
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Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,598,082 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com